Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

October 18, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Danam Health, Inc. (n/k/a Wellgistics Health, Inc.) Amendment No. 2 to Registration Statement on Form S-1 Filed September 27, 2024 File No. 333-280945

Dear Ms. Pandit:

This response letter (this “Response”) is submitted on behalf of Danam Health, Inc. (n/k/a Wellgistics Health, Inc.) (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Canning, dated October 15, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on September 27, 2024. The Company is concurrently submitting a third amendment to the Registration Statement (“Amendment No. 3”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2. Unless noted otherwise, any references to prior comments are to comments in the Staff’s August 29, 2024 letter.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 2 to Registration Statement on Form S-1

Selected Financial Data, page 46

1.	Please clarify for us your basis for presenting pro forma amounts for the year ended December 31, 2022 or revise to remove amounts. Refer to Rule 11-02(c)(2)(i) of
Regulation S-X.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page 46 of Amendment No. 3 to remove the pro forma amounts for the year ended December 31, 2022.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 18, 2024

Unaudited Pro Forma Combined Financial Information, page 47

2.	We note your response to prior comment 7. Please revise your disclosure to present the effects of the Wellgistics probable acquisition as if it occurred on the most recent practicable date prior to the effective date of the latest pro forma balance sheet date presented, which is currently June 30, 2024 (rather than as if it occurred on January 1, 2023 as stated in the second paragraph on page 47). This comment also applies to adjustment (b), (c) and (d) on page 49. Refer to Rules 11-02(a)(6)(i)(A) and 11-02(c)(1) of Regulation S-X.

Response: In response the Staff’s comment, the Company has revised the applicable disclosures on pages 47 to 49 of Amendment No. 3.

Wellgistics Membership Interest Purchase Agreement, page 50

3.	We note your response to prior comment 11. Please update the section captioned “Wellgistics Membership Interest Purchase Agreement” to include disclosure comparable to the revisions on page 88.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page 50 of Amendment No. 3.

Report of Independent Public Accounting Firm, page F-2

4.	We note your response to prior comment 20. The audit opinion should reference the period September 6, 2022 to December 31, 2022, as opposed to the year ended December 31, 2022, given the company was organized on September 6, 2022. Please revise.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page F-2 of Amendment No. 3.

Danam Health, Inc.

Statement of Operations, page F-4

5.	Please verify the accuracy of net loss per common share and weighted average common shares outstanding. Refer to the reported number of shares of common stock on your balance sheets and statements of stockholders’ deficit.

Response: In response the Staff’s comment, the Company has revised the statements of stockholders’ deficit on page F-5 of Amendment No. 3.

WOOD SAGE, LLC and Subsidiaries

Note 3. Business Combinations, page F-39

6.	We note your response to prior comment 25. Please revise to provide the separate audited financial statements under Rule 8-04 of Regulation S-X related to your acquisitions of Alliance Pharma Solutions LLC and Community Specialty Pharmacy, LLC or tell us why they are not required.

Response: The Company acknowledges the obligations set forth in Rule 8-04 of Regulation S-X and advises the Staff that it has included the separate audited financial statements for the acquisitions of Alliance Pharma Solutions LLC and Community Specialty Pharmacy, LLC on pages F-86 to F-134 of Amendment No. 3.

*        *        *

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 18, 2024

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 3. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Tim Canning
Chief Executive Officer
Wellgistics Health, Inc.